UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Viviano             Joseph P
   Corporate Headquarters
   100 Crystal A Drive
   Hershey,       PA     17033
2. Issuer Name and Ticker or Trading Symbol
   Hershey Foods Corporation (HSY)
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   March 1998
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [X] Director [ ] 10% Owner [X] Officer (give title below) [ ] Other (specify below) President and Chief Operating Officer
7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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
Common Stock                                  03/09/98    M        200.0000      A  $22.3750                    D
Common Stock                                  03/09/98    S        200.0000      D  $70.3750                    D
Common Stock                                  03/09/98    M        1,800.0000    A  $22.3750                    D
Common Stock                                  03/09/98    S        1,800.0000    D  $70.3125                    D
Common Stock                                  03/09/98    M        4,000.0000    A  $22.3750                    D
Common Stock                                  03/09/98    S        4,000.0000    D  $70.6875                    D
Common Stock                                  03/09/98    M        1,000.0000    A  $22.3750                    D
Common Stock                                  03/09/98    S        1,000.0000    D  $70.8750                    D
Common Stock                                  03/09/98    M        3,000.0000    A  $22.3750                    D
Common Stock                                  03/09/98    S        3,000.0000    D  $70.8125     62,816.0000    D
Common Stock                                                                                     184.8260       I  401(k) Plan
Common Stock                                                                                     23,430.0000    I  by Spouse
Common Stock                                                                                     8,972.7036     I  by Trusts (1)

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $22.3750        03/09/98       M                          200.0000                      01/05/02
(right to buy)
Non-Qualified Stock Option     $22.3750        03/09/98       M                          1,800.0000                    01/05/02
(right to buy)
Non-Qualified Stock Option     $22.3750        03/09/98       M                          4,000.0000                    01/05/02
(right to buy)
Non-Qualified Stock Option     $22.3750        03/09/98       M                          1,000.0000                    01/05/02
(right to buy)
Non-Qualified Stock Option     $22.3750        03/09/98       M                          3,000.0000                    01/05/02
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     03/09/98  Common Stock                   200.0000                                D
(right to buy)
Non-Qualified Stock Option     03/09/98  Common Stock                   1,800.0000                              D
(right to buy)
Non-Qualified Stock Option     03/09/98  Common Stock                   4,000.0000                              D
(right to buy)
Non-Qualified Stock Option     03/09/98  Common Stock                   1,000.0000                              D
(right to buy)
Non-Qualified Stock Option     03/09/98  Common Stock                   3,000.0000                11,000.0000   D
(right to buy)

Explanation of Responses:

(1)
These shares are held in trusts for the benefit of the reporting person's adult children and two grandchildren. The reporting person's wife is trustee for each of the said trusts. The filing of this form does not constitute an admission that the reporting person is, for purposes of Section 16 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any equity securities covered by the statement.
 -
Beneficial holdings reflected on this report do not include changes in the reporting person's holdings of securities resulting from participation in the issuer's qualified employee stock plan since the last filing of a report disclosing transactions related to such participation.

SIGNATURE OF REPORTING PERSON
/S/ Viviano             Joseph P
DATE 04/06/98